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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                    FORM 11-K




               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the year ended December 31, 2005

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ____________ to _____________

                          Commission file number 1-9148




            1994 EMPLOYEE STOCK PURCHASE PLAN OF THE BRINK'S COMPANY
                            (Full title of the Plan)




                               THE BRINK'S COMPANY
          (Name of the issuer of securities held pursuant to the Plan)


                 P.O. BOX 18100
              1801 BAYBERRY COURT
               RICHMOND, VIRGINIA                             23226-8100
         (Address of issuer's principal                       (Zip Code)
               executive offices)




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             Report of Independent Registered Public Accounting Firm
             -------------------------------------------------------


The Participants of the 1994 Employee Stock
   Purchase Plan of The Brink's Company:


We have audited the accompanying statements of financial condition of the 1994 Employee Stock Purchase Plan of The Brink's Company (the Plan) as of December 31, 2005 and 2004, and the related statements of income and changes in plan equity for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the 1994 Employee Stock Purchase Plan of The Brink's Company as of December 31, 2005 and 2004, and the income and changes in plan equity for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As further discussed in note 1 to the financial statements, The Brink's Company, the Plan's Sponsor, with the approval of its Board of Directors, terminated the Plan effective upon the closing of the Offering Period on June 30, 2005. In accordance with U.S. generally accepted accounting principles, the Plan has changed its basis of accounting from the ongoing plan basis used in presenting the 2004 and 2003 financial statements to the liquidation basis used in presenting the 2005 financial statements.



/s/ KPMG LLP

Richmond, Virginia
March 30, 2006


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            1994 EMPLOYEE STOCK PURCHASE PLAN OF THE BRINK'S COMPANY

                        STATEMENTS OF FINANCIAL CONDITION

                           DECEMBER 31, 2005 AND 2004





                                                          2005        2004
=============================================================================
Assets:
Contributions receivable from The Brink's Company     $     -       1,532,769
-----------------------------------------------------------------------------
Total assets                                          $     -       1,532,769
=============================================================================

Liabilities and Plan equity:
Share purchase obligations                            $     -       1,532,769
Plan equity                                                 -            -
-----------------------------------------------------------------------------
Total liabilities and Plan equity                     $     -       1,532,769
=============================================================================
See accompanying notes to financial statements.



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            1994 EMPLOYEE STOCK PURCHASE PLAN OF THE BRINK'S COMPANY

                 STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

                  Years Ended December 31, 2005, 2004 and 2003




                                              2005        2004           2003
================================================================================
Income:
Participant contributions               $   1,559,208    2,758,173     2,255,158
--------------------------------------------------------------------------------

Withdrawals:
Contributions transferred or owed to
   participants' accounts                   1,559,208    2,758,173     2,255,158
--------------------------------------------------------------------------------
Increase (decrease) in Plan equity               -         -               -
Plan equity - beginning of year                  -         -               -
--------------------------------------------------------------------------------
Plan equity - end of year               $        -         -               -
================================================================================

See accompanying notes to financial statements.


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            1994 EMPLOYEE STOCK PURCHASE PLAN OF THE BRINK'S COMPANY

                          NOTES TO FINANCIAL STATEMENTS

                        December 31, 2005, 2004 and 2003


NOTE 1.   SUMMARY OF PLAN AND SIGNIFICANT ACCOUNTING POLICIES

Common stock of The Brink's Company (the "Company") trades on the New York Stock Exchange under the symbol "BCO."

The Company, pursuant to Article X of the 1994 Employee Stock Purchase Plan of The Brink's Company (the "Plan"), terminated the Plan effective upon the closing of the Offering Period on June 30, 2005. The termination of the Plan was approved by the Company's Board of Directors.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan was an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended, (the "Code") covering all eligible employees of The Brink's Company and its subsidiaries. The Plan years began on January 1 and ended on December 31.

Purchase Price and Transfers of Common Stock
The purchase price (the "Purchase Price") for each share of common stock to be purchased under the Plan was 85% of the Fair Market Value (as defined in the Plan) of such share on either (a) the first day of each six-month period commencing on July 1 or January 1 (the "Offering Date") or (b) the last day of each six-month period from an Offering Date (the "Purchase Date"), whichever was less. The Fair Market Value with respect to shares of common stock was generally defined as the average of the high and low quoted sales price of a share of such stock on the applicable date as reported on the New York Stock Exchange Composite Transactions Tape.

As of the Purchase Date, with respect to each six-month period from an Offering Date to and including the Purchase Date (the "Offering Period"), the amount then in a participant's account was applied to the purchase of the number of whole shares of common stock determined by dividing such amount by the applicable Purchase Price. Any amounts remaining at the end of an offering period were accumulated and used to purchase shares during the next offering period. However, after the termination of the Plan on June 30, 2005, all the remaining amounts were refunded to the participants in July and August of 2005.

Eligibility
Generally, any employee of The Brink's Company or a designated subsidiary (a "Subsidiary") was eligible to participate in the Plan if he or she was customarily employed for at least 20 hours per week; provided, however, that in the case of an employee who was covered by a collective bargaining agreement, he or she could not be considered an eligible employee unless and until the labor organization representing such individual had accepted the Plan on behalf of the employees in the collective bargaining unit. Any eligible employee could continue to be an eligible employee during an approved leave of absence provided such employee's right to continue employment with The Brink's Company or a Subsidiary upon expiration of such employee's leave of absence was guaranteed either by statute or by contract with or a policy of The Brink's Company or a Subsidiary. For the Plan years ended December 31, 2005 and 2004, the Plan had a total of 1,294 and 1,257 participants, respectively.


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Participant Contributions
Participants could elect to contribute any whole percentage from 1% up to and including 10% of their annual base rate of pay, including commissions, but generally excluding overtime or premium pay ("Compensation"), up to a maximum of $12,750 per calendar year, provided that the amount withheld by a participant during the Offering Period did not exceed 50% of such participant's Compensation determined on the Offering Date. A participant was able to reduce (but not increase) the rate of payroll withholding during an Offering Period at any time prior to the end of such Offering Period for which such reduction was to be effective. Not more than one reduction was possible to be made in any Offering Period unless otherwise determined by nondiscriminatory rules. A participant could elect to cease active participation in the Plan at any time up to the end of an Offering Period by filing the appropriate form with the committee that administers the Plan. A participant who elected to cease participation in the Plan could not resume participation in the Plan until after the expiration of the then current Offering Period.

No participant could have a right to purchase shares of common stock if (a) such participant, immediately after electing to purchase such shares, would have owned common stock possessing 5% or more of the total combined voting power or value of the stock of The Brink's Company or of any Subsidiary, or (b) the rights of such participant to purchase common stock under the Plan would have accrued at a rate that exceeded $25,000 of Fair Market Value of such common stock (determined at the time or times such rights were granted) for each calendar year for which such rights were outstanding at any time.

Refund to Participants if Terminated
In the event of the termination of a participant's employment for any reason, including retirement or death, or the failure of a participant to remain eligible under the terms of the Plan, any amounts credited to such participant's account would have been refunded, without interest, to such individual or, in the event of his or her death, to his or her legal representative.

Termination of the Plan
The Company, with the approval of its Board of Directors, terminated the Plan upon the closing of the Offering Period on June 30, 2005. All participants of the Plan received the appropriate number of shares of the Company's Common Stock in exchange for the amount credited to their Plan Cash Account and a cash payment equal to any remaining cash in their Plan Cash Account.

Basis of Accounting
In accordance with U.S. generally accepted accounting principles, the Plan has changed its basis of accounting from the ongoing plan basis used in presenting the 2004 and 2003 financial statements to the liquidation basis used in presenting the 2005 financial statements.

Use of Estimates
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.

Income Taxes
The Plan, and the rights of participants to make purchases thereunder, was intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. The Plan was not qualified under Section 401(a) of the Code. Pursuant to Section 423 of the Code, no income (other than dividends) would be taxable to a participant until disposition of the shares purchased under the Plan. Upon the disposition of the shares, the participant would generally be subject to tax and the amount and character of the tax would depend upon the holding period. Dividends received on shares held by the Plan on behalf of a participant were taxable to the participant as ordinary income. Therefore, the Plan did not provide for income taxes.

Administrative Costs
All administrative costs incurred by the Plan were paid by The Brink's Company.


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                                  Exhibit Index
                                  -------------


Exhibit Number      Description
--------------      -----------

        23          Consent of Independent Registered Public Accounting Firm




                                    Signature
                                    ---------


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                            1994 Employee Stock Purchase Plan
                                                 of The Brink's Company
                                            ---------------------------------
                                                     (Name of Plan)





                                                   /s/ Frank T. Lennon
                                            ----------------------------------
                                                      (Frank T. Lennon
                                              Vice President and Chief
                                                Administrative Officer)

March 30, 2006



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